# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALUMIS INC., CIK 0001847367
CUSIP: 022307102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 280 East Grand Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 01/09/2026
Amends the filing with accession number 0001699737-25-000027
Filed by CIK 0001699737
Persons authorized to receive notices and communications: Abrar Hussain, Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, California (CA), 94301, (650) 285-4270

## Reporting persons
- Samsara BioCapital, L.P. (CIK 0001699737): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,491,731; sole dispositive power 0; shared dispositive power 4,491,731; aggregate amount beneficially owned 4,491,731 (3.8% of the class)
- Samsara BioCapital GP, LLC (CIK 0001888829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,491,731; sole dispositive power 0; shared dispositive power 4,491,731; aggregate amount beneficially owned 4,491,731 (3.8% of the class)
- Samsara Opportunity Fund, L.P. (CIK 0002086193): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,853,488; sole dispositive power 0; shared dispositive power 1,853,488; aggregate amount beneficially owned 1,853,488 (1.6% of the class)
- Samsara Opportunity Fund GP, LLC (CIK 0002086456): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,853,488; sole dispositive power 0; shared dispositive power 1,853,488; aggregate amount beneficially owned 1,853,488 (1.6% of the class)
- Srinivas Akkaraju (CIK 0001253170): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,345,219; sole dispositive power 0; shared dispositive power 6,345,219; aggregate amount beneficially owned 6,345,219 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: ALUMIS INC.
Address of issuer's principal executive offices: 280 East Grand Avenue, South San Francisco, California (CA), 94080
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 24, 2025 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On November 26, 2025, Samsara Opportunity Fund purchased 48,537 shares of voting common stock at prices ranging from $7.46 to $7.74 and a weighted-average price of $7.64 per share through open market purchases.

On November 28, 2025, Samsara Opportunity Fund purchased 38,702 shares of voting common stock at prices ranging from $7.56 to $7.73 and a weighted-average price of $7.64 per share through open market purchases.

On December 1, 2025, Samsara Opportunity Fund purchased 86,350 shares of voting common stock at prices ranging from $7.31 to $7.84 and a weighted-average price of $7.46 per share through open market purchases.

On December 2, 2025, Samsara Opportunity Fund purchased 96,000 shares of voting common stock at prices ranging from $7.41 to $7.92 and a weighted-average price of $7.55 per share through open market purchases.

On December 3, 2025, Samsara Opportunity Fund purchased 100,000 shares of voting common stock at prices ranging from $7.41 to $7.96 and a weighted-average price of $7.75 per share through open market purchases.

On December 4, 2025, Samsara Opportunity Fund purchased 66,027 shares of voting common stock at prices ranging from $7.65 to $8.41 and a weighted-average price of $8.18 per share through open market purchases.

On December 5, 2025, Samsara Opportunity Fund purchased the following shares of voting common stock in open market transactions:
- 64,969 shares at prices ranging from $8.48 to $9.4793 per share (a weighted-average price of $8.95 per share);
- 70,028 shares at prices ranging from $9.48 to $10.47 per share (a weighted-average price of $10.01 per share); and
- 51,380 shares at prices ranging from $10.48 to $11.005 per share (a weighted-average price of $10.73 per share).

On January 9, 2026, Samsara Opportunity Fund purchased 588,235 shares of voting common stock at a price of $17.00 per share from the underwriters of the Issuer's public offering (the "January 2026 Offering"). The aggregate purchase price for all securities acquired by Samsara Opportunity Fund from November 26, 2025 through January 9, 2026 was $15,209,937.96.

Samsara Opportunity Fund funded its purchase of the foregoing securities from capital contributions from its general and limited partners.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of voting common stock and percentages of the shares of voting common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 97,208,495 shares of voting common stock outstanding as of November 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025 and (ii) 20,297,500 shares of voting common stock issued in the January 2026 Offering, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on January 9, 2026.

The Reporting Persons' beneficial ownership of the Issuer's securities consists of (i) 4,491,731 shares of voting common stock directly held by Samsara LP; and (ii) 1,853,488 shares of voting common stock directly held by Samsara Opportunity Fund.

Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP.

Samsara Opportunity GP is the sole general partner of Samsara Opportunity Fund and Dr. Akkaraju is the managing member of Samsara Opportunity GP. Each of Samsara Opportunity GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara Opportunity Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of voting common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the filing of the Statement.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D filed with the SEC on November 24, 2025).

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (01/13/2026)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (01/13/2026)
- Samsara Opportunity Fund, L.P.: /s/ Srinivas Akkaraju, By Samsara Opportunity Fund GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (01/13/2026)
- Samsara Opportunity Fund GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (01/13/2026)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (01/13/2026)